1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

POSITIVE INITIAL RESULTS IN COMMISSIONING OF THE
BURNSTONE METALLURGICAL PLANT

October 13, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”) (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that the Burnstone Metallurgical Plant project, one of the final steps in the start-up of the Burnstone gold mine in South Africa, remains on track.

Successful commissioning of the Semi-Autogenous Grinding (SAG) mill and Ball mill has taken place. The SAG and Ball mills’ commissioning went very smoothly; they are controlled using medium voltage drives, which offer improved reliability through the use of high voltage insulate gate bipolar transistors that are 99% efficient at full load and have a high dynamic response based on voltage source inverter technology. This is the first application of this technology in South Africa.

Development muck has initially been run through the system during the test period to fill lockup areas. Conveyors were run at low speed to assess if there were any problem areas. All mills and conveyors performed well. A loading bin was added to the SAG mill conveyor. This part of the mill design provides additional flexibility, enabling material to be fed into the mills bypassing the silo. Crushing has been continuing with 3,000 tonnes processed.

The current focus is to commission the gravity circuit, which will be followed by the Carbon-in-Leach circuit. The first gold pour is expected before the end of October 2010.

Commissioning of the vertical shaft is progressing well with both conveyances tested and shaft signaling devices already in place. The shaft is scheduled to be inspected by the Department of Mineral Resources on Thursday, October 14, 2010 for final testing and licensing.

Ferdi Dippenaar, President and CEO, commented: “Good progress has been made in the Burnstone Metallurgical Plant. Commissioning of the two mills is a significant milestone, and attention has now shifted to the remaining metallurgical plant infrastructure.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.